EXHIBIT 99.1

VOX PROVIDES DEVELOPMENT

AND EXPLORATION UPDATES

TORONTO, CANADA – May 18, 2023 – Vox Royalty Corp. (TSXV: VOX) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Sibanye Stillwater Ltd. (JSE: SSW) (“Sibanye”), Jangada Mines plc (AIM: JAN) (“Jangada”) and ValOre Metals Corp. (TSXV: VO) (“ValOre”).

Kyle Floyd, Chief Executive Officer stated: “Building off of our recent Q1 2023 financial results, we are excited to share meaningful royalty operator developments including restart study progress at Limpopo and the successful extraction of titanium dioxide and vanadium pentoxide at the Pitombeiras ferrovanadium project. In addition, ValOre is re-deploying capital and focus towards exploration drilling at the Pedra Branca PGM project. This continued progress supports management’s confidence for medium-term organic revenue growth within the Vox royalty portfolio.”

Key Updates

•	Sibanye announced 2022 Mineral Resource Estimates and confirmed ongoing restart feasibility studies at Limpopo;
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Positive test results were received from the extraction of titanium dioxide and vanadium pentoxide over the Pitombeiras project held by Jangada, which supports the adaption of this technology to maximize resource recovery, reduce costs, and enhance Environmental, Social, and Governance (“ESG”) performance; and

•	ValOre sold its Angilak property to raise C$3.6M for exploration drilling at the Pedra Branca PGM project in Brazil.

Limpopo (Feasibility – South Africa) – 2022 Mineral Resource Estimate & Ongoing Restart Studies

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Vox holds a 1% gross receipts royalty over the Dwaalkop Project and a 0.704% gross receipts royalty over the Messina Project, which collectively cover the full extent of the Limpopo platinum group metals (“PGM”) project in South Africa;

•	On April 24, 2023, as part of its annual resource and reserve statement, Sibanye announced that:
o	Its attributable mineral resource estimate for Limpopo as of December 31, 2022(1), is as follows:
■	Measured: 1.8Mt @ 4.2g/t for 0.2Moz PGM (0.3Moz on 100% basis);
■	Indicated: 80.0Mt @ 4.1g/t for 10.5Moz PGM (17.6Moz on 100% basis);
■	Inferred: 70.9Mt @ 4.0g/t for 9.2Moz PGM (14.2Moz on 100% basis);
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The Baobab property has the full surface and underground infrastructure to support a mining rate of 90ktpm. It has a vertical shaft to a depth of 450m. There is a 90,000tpm concentrator on the property. The Limpopo Baobab property was a producing operation that reached a maximum extraction rate of 75,000tpm before being placed on care and maintenance in early 2009. The concentrator plant is currently being leased to Anglo American Platinum; and

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According to Sibanye: "Due to the steep dip of the UG2 and Merensky Reefs, the project remains an attractive mechanisation option, which fits well with Sibanye-Stillwater’s strategic goals. Development of the project remains subject to Group capital expenditure ranking.”

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Vox Management Summary: Like Sibanye, Vox management believes that Limpopo remains an attractive mechanisation restart option that aligns with Sibanye’s strategic goals and is underpinned by a globally significant PGM resource. Vox management eagerly awaits the completion of restart feasibility studies (expected later in 2023). Assuming such studies are completed prior to the end of 2023 with positive results, Vox is optimistic that an investment decision from Sibanye could be delivered in 2024.

Pitombeiras (Pre-Feasibility – Brazil) – Successful Extraction of TiO2 & V2O5

•	Vox holds a 1% net smelter return royalty over the Pitombeiras vanadium-titanium-iron ore project in Brazil (“Pitombeiras”);
•	On April 13, 2023, Jangada announced:
o	Positive test results were received regarding the extraction of high-grade titanium dioxide (“TiO2”) and vanadium pentoxide (“V2O5”) from the Pitombeiras project;
o	Preliminary test works concentrated the Fe2O3, TiO2 and V2O5 with all upgrading well and excellent recovery and purity rates reported, the highest recovery rates being:

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■	86.73% TiO2;
■	91.19% Fe2O3;
■	95.88% V2O5;
o	Jangada’s Board recognized that the work and the sustainable technology developed by Fodere Titanium Limited (“Fodere”) could be applied to and improve the economic potential of Pitombeiras;
o	The Fodere energy efficient technology has the potential to:
■	Maximize resource recovery;
■	Improve processing effectiveness;
■	Reduce costs compared to regular processing routes;
■	Minimize waste improving environmental credentials;
■	Enhance ESG performance; and
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Jangada is now preparing 25 tonnes of material to be tested utilizing Fodere’s technology on a larger scale, to finalize a commercial flowsheet and provide in-depth economics for a Preliminary Economic Assessment (“PEA”) focused on the extraction of TiO2 and V2O5 from Pitombeiras.

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Vox Management Summary: The positive test results leveraging Fodere technology further supports Vox management’s optimism in the near-term development potential for the Pitombeiras project. This technology has the potential to enhance the project’s ESG performance, reduce costs and maximize resource recoveries.

Pedra Branca (PEA – Brazil) – C$3.6M Raised for Exploration Drilling

•	Vox holds a 1% net smelter return royalty over the Pedra Branca PGM project in Brazil;
•	On March 14, 2023 and April 21, 2023, ValOre announced:
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Entry into a definitive agreement with Labrador Uranium Inc. (“Labrador”) where ValOre has agreed to sell Labrador a 100% interest in ValOre’s Angilak Property uranium project in Nunavut Territory; and

o	Intentions to use the ~C$3.6M net proceeds from the sale of its Angilak property to conduct mineral exploration at ValOre’s Pedra Branca PGM project in Brazil and for general working capital purposes.
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Vox Management Summary: ValOre’s decision to divest its Angilak uranium project and redeploy the proceeds towards mineral exploration at Pedra Branca increases the potential of further discovery and resource expansion at Pedra Branca, which is already one of the largest PGM deposits in all of South America.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com +1-345-815-3939	info@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

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For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Vox Royalty Corp. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals.

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Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company expects to receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com.

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	Sibanye holds an attributable interest of 95.3% in the Baobab (Voorspoed) and Doornvlei properties and 45.3% in the Dwaalkop property (a joint venture with Northam Platinum Limited (“Northam”)). Northam holds a 50% interest in the Dwaalkop property with minority partners holding the remaining 4.7% interest in each of the properties.

The mineral resource estimate for Limpopo is dated 31 December 2022 and published by Sibanye under consent of Lead Competent Person Andrew Brown, Vice President: Mine Technical Services; a Competent Person under the rules and requirements of the Southern African Institute of Mining and Metallurgy (SAIMM) and an employee of Sibanye. Resources are reported in compliance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC) and the South African Code for the Reporting of Mineral Asset Valuation (SAMVAL) (2016 Editions).

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